SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of July 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                 RYANAIR ANNOUNCES FOUR NEW ROUTES FROM LONDON
                      TO DEAUVILLE, PULA, FEZ & MARRAKECH

Ryanair, Europe's largest low fares airline, today (Wednesday, 26th July 2006) announced four new routes from London, two from London Stansted to Deauville (France) and Pula (Croatia) and two from London Luton to Fez and Marrakech (Morocco). The new routes will start 31st October and bring the total number of destinations served by Ryanair from Stansted to 93 and from Luton to 12.

Announcing the new routes today, Ryanair's CEO Michael O'Leary said:

     "We are delighted to announce these 4 new exciting routes that will enable Londoners to enjoy Ryanair's lowest fares and No. 1 punctuality to Croatia, France and Morocco for a fraction of the high prices charged by British Airways and Easyjet.

     "Ryanair now carries more passengers than British Airways on its entire worldwide network and offers Londoners more routes to Europe than any other airline. Londoners have made Ryanair their first choice because Ryanair gives them:

             1.  The lowest fares
             2.  The most destinations
             3.  The best punctuality
             4.  "No fuel surcharge" ever guarantee

     "These 4 new routes are available for booking today on www.ryanair.com. Fares start from just GBP2.99* and we advise passengers to book early as demand will be very strong".


        From             To             Days         Fare*    Commencement Date

        London Stansted  Deauville  - 2 - 4 - 6 -    GBP2.99    31st Oct 2006
        London Stansted  Pula       - 2 - 4 - 6 -    GBP2.99    31st Oct 2006
        London Luton     Fez        - 2 - 4 - 6 -    GBP2.99    31st Oct 2006
        London Luton     Marrakech  1 - 3 - 5 - 7    GBP2.99    31st Oct 2006

    *One-way excluding taxes and charges


Ends.                        Wednesday 26th July 2006

Peter Sherrard - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 8121228        Tel: 00 353 1 4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  26 July 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director